Exhibit (a)(1)

April 5, 2007

Dear Fellow Shareholders:

As most of you are aware, on March 23, 2007, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, the “Icahn Group”) launched an unsolicited tender offer for any and all outstanding shares of WCI’s common stock at $22.00 per share, subject to a number of terms and conditions contained in the Icahn Group’s tender offer documents. After careful consideration, including a thorough review of the tender offer with our management, and independent legal and financial advisors, your Board of Directors has unanimously determined that the Icahn Group’s offer is financially inadequate and not in the best interests of WCI’s shareholders.

Accordingly, your Board of Directors recommends that you reject the Icahn Group’s offer and not tender your shares. We would like to share certain of the Board’s key reasons for its conclusions:

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First, your Board has initiated a comprehensive sale process designed to maximize value for all shareholders pursuant to which all potential buyers, including the Icahn Group, will be treated equally, without unfair advantages provided to any buyer. While under other circumstances a sale at this time might not have been the preferred alternative, especially given the softness of the real estate environment, the Icahn Group’s unsolicited tender offer, which the Board has found financially inadequate and structurally coercive, has caused the Board to choose to explore this alternative in an effort to maximize shareholder value for all shareholders. The Board believes that other offers or alternatives to the Icahn Group’s offer may emerge that provide shareholders with greater value than $22.00 per share. No assurance can be given that a sale transaction will be announced or consummated by the company. The Icahn Group’s offer is disruptive to this process.

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Second, we believe the Icahn Group’s offer is not in your best interests but rather, highly advantageous to the Icahn Group. The Icahn Group opportunistically timed its offer during a cyclical downturn and recent downward pressure on our stock, and it seeks to acquire WCI at an inadequate price before (1) the full impact of the settlement by the Company of its capped call options that provide the Company with the right to purchase up to 5 million shares at an average price of $13.63 per share in September and October 2007, subject to certain conditions, which could substantially increase the Company’s value per share and (2) the anticipated collection of approximately $1 billion of outstanding contracts in 2007 are reflected in WCI’s results of operations and share price.

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Third, the Board believes that the Icahn Group’s offer is structurally coercive to WCI’s shareholders. The offer is predicated on the removal of existing shareholder protection devices that have been put in place to ensure all shareholders receive fair and equal treatment. The Icahn Group’s offer does not contemplate a back-end merger transaction for shares that are not tendered, does not offer post-offer protections to the minority shareholders, nor sufficiently address the potential impact of a change of control on the Company’s indebtedness. The Icahn Group’s offer enumerates many post-tender consequences that may significantly affect the liquidity and value of the minority shares. As a result of the foregoing, a shareholder may feel compelled to tender shares into the offer which the shareholder may consider inadequate.

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Fourth, the Board determined, with the assistance of Goldman, Sachs & Co., that the Icahn Group’s offer is inadequate, from a financial point of view, to the Company’s shareholders. The Board believes the offer of $22.00 per share does not recognize the value of the Company’s extensive and well-positioned real estate assets nor its significant brand reputation.

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Fifth, the premium in the Icahn Group’s offer is below recent change of control premium levels. Icahn Group’s premium of 16% from the last trading day prior to the public announcement of the Icahn’s Group plan to launch an unsolicited tender offer is well below the average premium paid of 28% in all-cash transactions from 2004 to 2006.

•	Sixth, the Icahn Group’s offer is highly conditional, predicated on 14 conditions in total, which creates significant uncertainty that the offer would ever be completed.
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Seventh, the Icahn Group has not presented any plan or proposal to shareholders that would suggest it intends or has the capability to deliver superior value to all shareholders. Your Board has both experience and a plan for all shareholders.

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Eighth, none of WCI’s directors or executive officers has accepted or intends to accept the Offer. The Board of Directors and management are committed to maximizing shareholder value for all of our shareholders by managing a comprehensive sale process for the entire Company, as well as overseeing the management of the Company’s business while the process is ongoing.

The enclosed Solicitation/Recommendation Statement on Schedule 14D–9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please call Innisfree M&A Incorporated at (888) 750-5834.

We greatly appreciate your continued support and encouragement. Thank you.

Sincerely,

Don E. Ackerman

Chairman of the Board of Directors

Jerry L. Starkey

President and Chief Executive Officer